Exhibit 99.1

MYT Netherlands Parent B.V. (“Mytheresa”) and Richemont announce the successful completion of Mytheresa’s acquisition of YOOX NET-A-PORTER (“YNAP”)

24 April 2025 – Mytheresa (NYSE:MYTE) successfully closed its acquisition of YNAP from Richemont (SWX:CFR), through its subsidiary Richemont Italia Holding S.P.A., following the fulfillment of all conditions including receipt of all unconditional approvals from the relevant regulatory authorities.

Mytheresa is now YNAP’s sole shareholder which it will fully consolidate under the MYT Netherlands Parent B.V. umbrella. The company will be renamed “LuxExperience B.V.” and will continue to be listed on the New York Stock Exchange (NYSE) with the trade name “LuxExperience” and a new ticker symbol of “LUXE”, effective 1 May 2025.

In exchange for all shares of YNAP and a net cash position of €555m and no financial debt, Richemont has received 49,741,342 shares in Mytheresa, representing 33% of Mytheresa’s fully diluted share capital post issuance of the consideration shares.

Nora Aufreiter, Chair of the Supervisory Board of MYT Netherlands Parent B.V., said: “The successful acquisition marks a milestone in the great success story of Mytheresa. Our company will become a group that includes some of the best retail banners in digital luxury. We will use our proven strength to execute on our strategic plans and create even more value for our shareholders, brand partners, customers and employees. We are confident that in the course of the integration and restructuring we will become one of the strongest and most resilient global players in the digital luxury sector.”

The store brands Mytheresa, NET-A-PORTER, MR PORTER, YOOX and THE OUTNET will be strengthened in their differentiated and complementary profiles. Significant synergies will be achieved primarily through a shared infrastructure and technology platform as well as operational efficiency improvements. The off-price division - consisting of YOOX and THE OUTNET – will be separated from the luxury division to enable a much simpler and more efficient operating model under the new roof. YNAP's white label service business will be discontinued as soon as the Richemont Maisons' online stores powered by YNAP have been migrated to their own chosen platforms.

Forward looking statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact or relating to present facts or current conditions included in this press release are forward- looking statements. Forward-looking statements give Mytheresa’s current expectations and projections relating to the completed transaction and the operation of the combined companies; its financial condition, results of operations, plans, objectives, future performance and business, including statements relating to financing activities, future sales, expenses, and profitability; future development and expected growth of our business and industry; our ability to execute our business model and our business strategy; having available sufficient cash and borrowing capacity to meet working capital, debt service and capital expenditure requirements for the next twelve months; and projected capital spending. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements contained in this press release are based on assumptions that Mytheresa has made in light of its industry experience and perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this press release, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond Mytheresa’s control) and assumptions. Although Mytheresa believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Mytheresa believes these factors include, but are not limited to: the risk that the completed transaction and its announcement could have an adverse effect on the ability of YNAP to retain customers and retain and hire key personnel and maintain relationships with their brand partners and customers and on their operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of YNAP and Mytheresa, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or that it may take longer than expected to achieve those synergies; Mytheresa’s ability to effectively compete in a highly competitive industry; Mytheresa’s ability to respond to consumer demands, spending and tastes; general economic conditions, including economic conditions resulting from deteriorating geopolitical and macroeconomic conditions, such as the recent global trade war that escalated after the U.S. imposed tariffs on countries across the globe, and the adoption of retaliatory tariffs by those countries, that may adversely impact consumer demand; Mytheresa’s ability to acquire new customers and retain existing customers; consumers of luxury products may not choose to shop online in sufficient numbers; the volatility and difficulty in predicting the luxury fashion industry; Mytheresa’s reliance on consumer discretionary spending; and Mytheresa’s ability to maintain average order levels and other factors. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect, Mytheresa’s actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Mytheresa undertakes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, Mytheresa’s results could differ materially from the results expressed or implied by the forward-looking statements it makes.

You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent Mytheresa’s management’s beliefs and assumptions only as of the date such statements are made.

Further information on these and other factors that could affect Mytheresa’s financial results is included in filings it makes with the U.S. Securities and Exchange Commission (“SEC”) from time to time, including the section titled “Risk Factors” in its annual report on Form 20-F and on Form 6-K (reporting its quarterly results). These documents are available on the SEC’s website at www.sec.gov and on the SEC Filings section of the Investor Relations section of our website at: https://investors.mytheresa.com.

About Mytheresa

Mytheresa is one of the leading luxury multi-brand digital platforms shipping to over 130 countries. Founded as a boutique in 1987, Mytheresa launched online in 2006 and offers ready-to-wear, shoes, bags and accessories for womenswear, menswear, kidswear as well as lifestyle products and fine jewelry. The highly curated edit of up to 250 brands focuses on true luxury brands such as Bottega Veneta, Brunello Cucinelli, Dolce&Gabbana, Gucci, Loewe, Loro Piana, Moncler, Prada, Saint Laurent, The Row, Valentino, and many more. Mytheresa’s unique digital experience is based on a sharp focus on high-end luxury shoppers, exclusive product and content offerings, leading technology and analytical platforms as well as high quality service operations. The NYSE listed company reported € 913.6 million GMV in fiscal year 2024 (+7% vs. FY23).

For more information, please visit https://investors.mytheresa.com/.

LuxExperience” will be the trade name for LuxExperience B.V., a Dutch company with limited liability, upon completion of the renaming of MYT Netherlands Parent B.V.

About Richemont

At Richemont, we craft the future. Our unique portfolio includes prestigious Maisons distinguished by their craftsmanship and creativity. Richemont’s ambition is to nurture its Maisons and businesses and enable them to grow and prosper in a responsible, sustainable manner over the long term.

Richemont operates in three business areas: Jewellery Maisons with Buccellati, Cartier, Van Cleef & Arpels and Vhernier; Specialist Watchmakers with A. Lange & Söhne, Baume & Mercier, IWC Schaffhausen, Jaeger-LeCoultre, Panerai, Piaget, Roger Dubuis and Vacheron Constantin; and Other, primarily Fashion & Accessories Maisons with Alaïa, Chloé, Delvaux, dunhill, G/FORE, Gianvito Rossi, Montblanc, Peter Millar, Purdey, Serapian as well as Watchfinder & Co. Find out more at https://www.richemont.com/.

Richemont ‘A’ shares are listed on the SIX Swiss Exchange, Richemont’s primary listing, and are included in the Swiss Market Index (‘SMI’) of leading stocks. The ‘A’ shares are also traded on the Johannesburg Stock Exchange (JSE), Richemont’s secondary listing.

Investor Relations Contacts

Mytheresa.com GmbH

Stefanie Muenz

phone: +49 89 127695-1919

email: investors@mytheresa.com

Media Contacts for public relations

Mytheresa.com GmbH

Sandra Romano

mobile: +49 152 54725178

email: sandra.romano@mytheresa.com

Media Contacts for business press	Media Contacts for business press
Mytheresa.com GmbH	BOC Consult GmbH
Lisa Schulz	Ruediger Assion
mobile: +49 151 11216490	mobile: +49 176 2424 7691
email: lisa.schulz@mytheresa.com	email: ruediger.assion@boc-consult.com

Richemont Contacts

Investor / analyst enquiries: +41 22 721 30 03; investor.relations@cfrinfo.net

Media enquiries: +41 22 721 35 07; pressoffice@cfrinfo.net; richemont@teneo.com

Source: MYT Netherlands Parent B.V.

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